FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301-1908

TEL: (650) 470-4500
FAX: (650) 470-4570
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04 APR -9 AM 7:21

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04024152

April 7, 2004

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and last updated on February 6, 2004, enclosed please find a seventh update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) seven Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application, and (ii) four releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4585 with any questions regarding this update to the exemption application.

Very truly yours,

K. Iz.

Kambiz Izadi

dlw 4/8

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

FILE NO. 82-34736

UPDATE TO ANNEX B, ITEM 5

FILE NO. 82-34736

FILED 30/3/20

04 APR -2 7:21


Companies House
for the record

The Company Secretary
THE SAGE GROUP PLC.
Sage House
Benton Park Road
Newcastle Upon Tyne
NE7 7LZ

19542-01505

Our Ref 2231246/09/28
Date 24th February 2004

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2004 Annual Return for Company Number 2231246

Your company's 2004 Annual Return is attached to this letter. It shows the information Companies House held on **21st February 2004** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **14th March 2004 the return date**
- Reaches Companies House by **11th April 2004 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading.**

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. **Please send a cheque made payable to Companies House with your completed Annual Return.**



PTO

FILE NO. 82-34736

THE ANNUAL RETURN FORM 363s

JSING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED NFORMATION, YOU CAN USE THIS FORM TO:

Change or correct the registered office address of the company;
Notify or change the address where the company's register of members is kept (if applicable);
Notify or change the address where the company's register of debenture holders is kept;
Change or add to the pre-printed list of principal business activities;
Change or correct any pre-printed information about the company's existing directors and secretaries;
Change or correct any pre-printed information about existing shareholders (if applicable).

?EMEMBER

Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;
If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.

'OU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE \BOUT:

The appointment of any new company officers. You must use form 288a;
The allotment of new shares. You must use form 88(2);
An increase in total nominal share capital. You must use form 123.

?EMEMBER:

Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

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Central Enquiries and Information Including Products and Services please call
0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588



Companies House
— for the record —

Company Name
THE SAGE GROUP PLC.

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
2231246

Information extracted from Companies House records on
21st February 2004

Section 1: Company details

Ref: 2231246/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Sage House Benton Park Road Newcastle Upon Tyne NE7 7LZ	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code Description 7415 Holding companies incl head offices	SIC CODE Description

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 2231246

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Michael John ROBINSON **Address** Bowes Hall Bowes Barnard Castle County Durham DL12 9HU	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Michael John ROBINSON ceased to be secretary (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Guy Serge BERRUYER **Address** 30 Rue Louis Pasteur Boulogne 92100 France **Date of birth** 12/08/1951 **Nationality** French **Occupation** Chief Executive Sage France Sa	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Guy Serge BERRUYER ceased to be director (if applicable) __ / __ / ____

FILE NO. 82-34736

Company Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
• **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Lindsay Claude Neils BURY **Address** Millichope Park Munslow Craven Arms Shropshire SY7 9HA **Date of birth** 13/02/1939 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Lindsay Claude Neils BURY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
• **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr Charles John CONSTABLE **Address** 20 Kimbolton Road Bedford MK40 2NR **Date of birth** 20/01/1936 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Dr Charles John CONSTABLE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

FILE NO. 82-34736

Company Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Scott HARRISON **Address** 8 Otterburn Terrace Newcastle Upon Tyne Tyne & Wear NE2 3AP **Date of birth** 24/06/1964 **Nationality** British **Occupation** Chartered Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Scott HARRISON ceased to be director (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Kevin Clyde HOWE **Address** 5618 Harbour Town Dallas Texas 75287 United States Of America **Date of birth** 14/02/1949 **Nationality** Us Citizen **Occupation** Company President Usa	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Kevin Clyde HOWE ceased to be director (if applicable) __ / __ / ____

FILE NO. 82-34736

Company Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Timothy Charles William INGRAM MBA FCIB **Address** 6 Ranelagh Avenue London SW6 3PJ **Date of birth** 18/06/1947 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Timothy Charles William INGRAM MBA FCIB ceased to be director (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael Edward Wilson JACKSON **Address** 2 Castello Avenue Putney London SW15 6EA **Date of birth** 16/03/1950 **Nationality** British **Occupation** Financial Advisor	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Michael Edward Wilson JACKSON ceased to be director (if applicable) __ / __ / ____

Company Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Lancelot STOBART **Address** 50 Princess Mary Court Newcastle Upon Tyne Tyne & Wear NE2 3BG **Date of birth** 31/05/1957 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Paul Lancelot STOBART ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ronald VERNI **Address** 249 Southern Hill Drive Duluth Georgia 30097 America **Date of birth** 09/08/1948 **Nationality** American **Occupation** Chief Executive Officer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Ronald VERNI ceased to be director (if applicable) / /

FILE NO. 82-34736

Company Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Ashton WALKER	Name ____
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 5 Elmfield Park Gosforth Newcastle Upon Tyne Tyne & Wear NE3 4UX	Address ____ ____ ____
		UK Postcode ____ ___
	Date of birth 17/05/1957	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Nationality ____
	Occupation Company Director	Occupation ____
		Date of change __/__/____
		Date Paul Ashton WALKER ceased to be director (if applicable) __/__/____

FILE NO. 82-34736

Company Number • 2231246

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY.	1,280,173,412	£12,801,734.12.

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 1,280,173,412

Aggregate Nominal Value of issued shares: £12,801,734.12

List of past and present members *(Tick appropriate box)*

- *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

☐ There were no changes during the period
☐ A list of changes is enclosed
☑ A full list of members is enclosed

The last full list of members was received on: 14/03/2003

> **REMEMBER:**
> *Changes to shareholder particulars or details of shares transferred to be* ***completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 2231246

Section 4: Details of New Shareholders and Transfers (A) (ii)

- Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.
- Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.
- Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.
- Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name DETAILS ENCLOSED. Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

FILE NO. 82-34736

Company Number - 2231246

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 2231246



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] Date 29 / 03 / 2004

(~~Director~~ / Secretary)

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *14/3/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th March 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: CLAIRE NAYLOR

Telephone number *inc code*: 0191 294 3000

Address: THE SAGE GROUP PLC, SAGE HOUSE BENTON PARK ROAD NEWCASTLE UPON TYNE

DX number *if applicable*: __ __ __ __ __ __

DX exchange

Postcode: NE7 7LZ

FILE NO. 82-34736

FILED
5/3/2004

Company No. 2231246

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

Of

THE SAGE GROUP PLC

(Passed on 4 March 2004)

The resolution at number 1 below was duly passed as an Ordinary Resolution and the resolution number 2 was duly passed as a Special Resolution of the Company on 4th march 2004:-

1. "That (a) subject to and in accordance with Article 6 of the Company's Articles of Association, the Directors be authorised to allot relevant securities up to a maximum nominal amount of £4,263,861; (b) all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect and: (c) this authority shall expire at the conclusion of the next Annual General Meeting of the Company".

2. "That, subject to and in accordance with Article 7 of the Company's Articles of Association, the Directors be given power to allot equity securities for cash and that, for the purposes of paragraph 1(b) of Article 7, the nominal amount to which this power is limited is £639,579.".



Company Secretary

Date 4 March 2004

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	04	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	142,880		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.148		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allott	
Name: see attached schedule Address: UK Postcode	Class of shares allotted Ordinary	Number allotted 142880
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted TOTAL	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 23 February 2004.

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/CH5061 Tel: 01903 833944

Title	First Names	Surname	Number of Shares Alloted	Address1	Address2	Address3	Address4	Postcode
MR	JONATHAN	ARMSTRONG	4690	AUTUMN HOUSE	LEAZES LANE	HEXHAM		NE46 3BA
MISS	JACQUI	BREMNER	1760	53 COMBE DRIVE	NEWCASTLE UPON TYNE			NE15 8UH
MRS	JULIE ANN	BRITTON	2050	32 CHILLINGHAM DRIVE	CHESTER LE STREET			DH2 3TJ
MR	NIGEL ROBERT	CARTER	11750	7 WHITEBRIDGE PARKWAY	NEWCASTLE UPON TYNE			NE3 5LU
MR	DAVID LEE	CHARLTON	830	18 WELWYN CLOSE	WALLSEND			NE28 8TE
MRS	JYOTSANA	CHOPRA	5870	THE RIDING	HEPSCOTT	MORPETH		NE61 6LX
MR	GARY	CONWAY	1460	144 CHARNWOOD AVENUE	NEWCASTLE UPON TYNE			NE12 8SL
MRS	PAULA KATHLEEN	COOPER	1170	RAMBLER COTTAGE	SCHOOL HILL	NEWNHAM	DAVENTRY	NN11 3HG
MR	GRAEME	DALKIN	1170	9 LEANDER COURT	STAKEFORD	CHOPPINGTON		NE62 5BT
MRS	JULIE ELAINE	DAWSON	1460	4 SOUTHLANDS	NEWCASTLE UPON TYNE			NE7 7YH
MR	JOHN RAYMOND	DINGLI	2930	REDLANDS	66 SUNDERLAND ROAD	SOUTH SHIELDS		NE34 0SW
MRS	CHRISTINE	DIXON	1170	7 ASHWOOD CLOSE	CRAMLINGTON			NE23 3GT
MISS	AMANDA TRACEY	FORM	9990	14 HIGH MEADOWS	NEWCASTLE UPON TYNE			NE3 4PW
MISS	SUZANNE	GOULDING	2930	72 WOODBINE ROAD	NEWCASTLE UPON TYNE			NE3 1DE
MRS	CLAIRE LOUISE	HALDANE	1760	1 FILEY CLOSE	CRAMLINGTON			NE23 1TA
MRS	LIBERA	HALL	2930	5 BRIAR AVENUE	WHITLEY BAY			NE26 1FU
MR	PETER DAVID PHILIP	HANNEN	580	26 SILLOTH AVENUE	NEWCASTLE UPON TYNE			NE5 2TB
MR	CHRISTOPHER MICHAEL	HARRISON	2640	4 COCKSHOTT DEAN	PRUDHOE			NE42 5QG
MISS	JILL MARIE	HENDERSON	1760	4 ST. ANDREWS CLOSE	WHITLEY BAY			NE25 9JA
MR	MARK	HOBBS	5870	11 SCARBOROUGH PARADE	LUKES LANE ESTATE	HEBBURN		NE31 2AL
MS	CLAIRE	JERRARD	4700	90 BEVERLEY ROAD	GATESHEAD			NE9 5UJ
MR	STEPHEN ROBERT	KISZOW	2930	52 FOLLINGSBY DRIVE	GATESHEAD			NE10 8YH
MRS	CHRISTINE	LAWRENCE	2930	49 CLOUSDEN GRANGE	NEWCASTLE UPON TYNE			NE12 7YW
MR	MARTIN PAUL	LEONARD	1170	48 HAYFIELD ROAD	ORPINGTON			BR5 2DN
MR	GUY R	LETTS	5870	41 BARONSWOOD	GOSFORTH	NEWCASTLE UPON TYNE		NE3 3UB
MR	DARREN	LIDDELL	2930	31 HERMITAGE PARK	CHESTER LE STREET			DH3 3JZ
MR	MICHAEL KEVIN	LOWES	3520	8 GLENEAGLES ROAD	GATESHEAD			NE9 6JS
MRS	STUART LESLIE	LYNN	5870	30 ST. GEORGES CRESCENT	WHITLEY BAY			NE25 8BJ
MRS	JANE	MARCH	2930	57 SPEN BURN	HIGH SPEN	ROWLANDS GILL		NE39 2DN
MRS	LISA	MASON	3520	10 BANKSTON CLOSE	HARTLEPOOL			TS26 0PP
MR	CHRISTOPHER IAN	MILNTHORP	14690	2 HUNTINGDONSHIRE DRIVE	DURHAM			DH1 2DL
MR	COLIN JOHN	MOULD	4400	4 ABBEY DRIVE	NEWCASTLE UPON TYNE			NE5 1QR
MRS	ELIZABETH ANNE	OLDFIELD	1460	22 PINEWOOD CLOSE	KINGSTON PARK	NEWCASTLE UPON TYNE		NE3 2YB
MRS	SUSAN DENISE	PATTISON	2930	13 TROWBRIDGE WAY	NEWCASTLE UPON TYNE			NE3 3TE
MR	DARRYL CHARLES ASA	TALLANTYRE	2930	19 LANGLEY GARDENS	HAYDON BRIDGE	HEXHAM		NE47 6EE
MR	STEPHEN WILLIAM	WIGHT	2930	34 THE PADDOCK	GARTH THIRTYTWO	NEWCASTLE UPON TYNE		NE12 6HG
MRS	SIOBHAN ELIZABETH	WINTER	2350	19 CLIFTON COURT	NEWCASTLE UPON TYNE			NE3 2YE
			142860					

FILE NO. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	23	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,090		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	114.80p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Ms Beverley Meader Address 142 Markfield Courtfield Lane Croydon UK Postcode CR0 9HQ	Ordinary	1170
Name Mr Christopher Murray Address 62 Leyburn Close Ouston Chester Le Street UK Postcode DH2 1TE	Ordinary	1460
Name Mr Edward Tully Address 22 Annitsford Drive Fordley Dudley UK Postcode NE23 7AP	Ordinary	1460
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	4,090

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 10 03. 2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
Tel: 01903 833415

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,870		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	114.80p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR JOHN CHRISTIAN FORD Address 22 MELROSE AVENUE BACKWORTH NEWCASTLE UPON TYNE UK Postcode NE27 0JD	Class of shares allotted Ordinary	Number allotted 5,870
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,870

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 22.03.2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-B/CF/5339 Tel: 01903 833147

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(

Return of Allotment of

CHFP063

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	429,399		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it t the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Car**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX2**
For companies registered in Scotland **Edinbur**

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name -HSBC Global Custody Nominee UK Limited Address Mariner House Pepys Street London Part Id BHOI UK Postcode E C 3 N 4 D A	Class of shares allotted Ordinary	Number allotted 429,399
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 429,399

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 30.03.2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/5411 Tel: 01903 833415

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,000	15,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	81.10p	136.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name HSBC Global Custody Nominees UK Limited Part ID: BH01/Desig: 909780 Address Mariner House Pepys Street London UK Postcode EC3N 4DA	Class of shares allotted Ordinary	Number allotted 25,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 25,000

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______ Date 5. April 2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./VAM/6262 Tel: 01903 8334

UPDATE TO ANNEX C

	Date	Press Information Title
1.	3-04-04	Annual General Meeting Statement
2.	3-09-04	Sage completes acquisition of North American business management software vendor ACCPAC
3.	3-24-04	Notification of interim results date and period-end trading update
4.	3-31-04	Additional Listing

The Sage Group plc

At the Annual General Meeting of The Sage Group plc

held today, 4th March 2004,

the following levels of proxy appointments and associated voting instructions were received prior to the meeting.

All the resolutions were carried unanimously on a show of hands.

Resolution	For	Against	Chairman's Discretion	Abstain
1 Receive Accounts	751,837,667	5,041,335	3,794,500	15,251,636
2 Approve Dividend	771,967,060	7,787	3,783,356	166,9353
Re-elect Chairman	731,729,843	17,592,859	3,789,782	22,812,654
4 Re-elect P A Walker	756,277,889	2,911,329	6,921,983	9,813,9375
Re-elect P S Harrison	766,232,531	2,669,475	3,793,646	3,229,486
6 Re-elect P L Stobart	756,284,473	2,905,656	6,921,072	9,813,937
7 Re-appoint Auditors	724,509,986	26,732,279	3,808,706	20,874,1678
Approve Remuneration	669,093,932	67,632,432	3,836,632	35,362,142
Report9 Section 80 Authority	771.825,488	107,587	3,825,128	166,9
10 Section 89 Authority	771,566,713	360,489	3,831,001	166,935

END

Sage Grp.(SGE) Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

↓	-5.0	-2.7%	180.5	180.25	180.5	185.5	179.0	185.5	5,491,373

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	560.345	151.037	8.16	22.12	23(



Want to capitalize on the dollar

9 March 2004

Sage completes acquisition of North American business management software vendor ACCPAC

Further to its announcement of 23 December 2003, The Sage Group plc yesterday completed its acquisition of ACCPAC International Inc. ("ACCPAC"), all necessary conditions of the transaction having now been met.

ACCPAC is a vendor of a suite of business management solutions including accounting and customer relationship management software for small and medium-sized businesses.

Enquiries:

The Sage Group plc 0191 294 3000	Tulchan 020 7353 4200
Paul Walker, Chief Executive	Julie FosterPaul Harrison, Finance Directo

Notes to editors:

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 7,500 people worldwide.

END


Profit potential in rising and falling markets

Sage Grp.(SGE) Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	560.345	151.037	8.16	22.12	23(






Wednesday 24 March 2004

The Sage Group plc

Notification of interim results date and period-end trading update.

The Sage Group plc ("Sage") will be announcing its interim results for the six months to 31 March 2004 on Tuesday 11 May 2004.

Sage will announce a period-end trading update for the six months to 31 March 2004 on Thursday 15 April 2004.

END



Sage Grp.(SGE)

Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

↓	-5.25	-2.8%	180.25	180.0	180.5	185.5	179.0	185.5	5,593,247

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	560.345	151.037	8.16	22.12	23(

O	198	180.05	6/4/04	10:20	GBX

Recent News

Date	Time	Source	Headline
31/03/04	14:10	UKREG	Additional Listing
25/03/04	07:02	UKREG	Notice of Results
09/03/04	14:19	UKREG	Acquisition
04/03/04	15:05	UKREG	AGM Statement
04/02/04	16:35	UKREG	Holding(s) in Company
30/01/04	16:08	UKREG	Annual Report and Accounts 2003
29/01/04	16:08	UKREG	Holding(s) in Company

More

Recent BB Discussio

Date	Time	Source	Headline
06/04/04	09:34	FBB	CAN SAGE make it stock
17/12/03	11:26	FBB	SAGE SELL!SELL!!
10/06/03	23:12	FBB	Irritating news
04/06/03	19:58	FBB	Good days not far aw
16/05/03	11:09	FBB	100p – Only debate
15/05/03	15:00	FBB	SAGE ....a "BUY'
19/12/02	16:19	FBB	SAGE next years Ch
06/12/02	23:09	FBB	Sage cooking the bo




THE INFORMATION EXCHANGE

RNS Number:1702X
Sage Group PLC
31 March 2004

Sage Group plc ("the Company")

Application has been made to the London Stock Exchange and to the UK Listing Authority for the Block Listing of 1,000,000 Ordinary shares of 1p each fully paid,ranking pari passu with the existing Ordinary shares, to the Official List.

These shares will be issued to satisfy share options exercised under the The Sage Plan D'Epargne Enterprise.

This information is provided by RNS
The company news service from the London Stock Exchange

END

LISQKDKKQBKDCNN



Sage Grp.(SGE) Clic

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

↓ -5.25	-2.8%	180.25	180.0	180.5	185.5	179.0	185.5	5,593,247

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt C
Software & Computer Services	560.345	151.037	8.16	22.089	.23(



O	198	180.05	6/4/04	10:20	GBX

Recent News

Date	Time	Source	Headline
31/03/04	14:10	UKREG	Additional Listing
25/03/04	07:02	UKREG	Notice of Results
09/03/04	14:19	UKREG	Acquisition

Recent BB Discussio

More

Date	Time	Source	Headline
06/04/04	09:34	FBB	CAN SAGE make it stock
17/12/03	11:28	FBB	SAGE SELL!SELL!!
10/06/03	23:12	FBB	Irritating news